UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42738

Delixy Holdings Limited

(Translation of registrant’s name into English)

883 North Bridge Road, #04-01

Southbank, Singapore 198785
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

On October 13, 2026, Delixy Holdings Limited (the “Company”) received a letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and that the matter is now closed.

As previously disclosed, on April 23, 2026, the Company received a notification letter from Nasdaq stating that the Company’s Class A ordinary shares had failed to maintain a minimum bid price of $1.00 per share for the 30 consecutive business days from March 11, 2026, to April 22, 2026. The Company was granted a compliance period of 180 calendar days, until October 20, 2026, to regain compliance.

As previously disclosed in the Company’s report on Form 6-K furnished on September 18, 2026, the Company effected a 1-for-5 reverse share split of its Class A ordinary shares and Class B ordinary shares. The Company’s Class A ordinary shares began trading on a post-split basis on the Nasdaq Capital Market at the opening of trading on September 28, 2026, under the existing symbol “DLXY” and the new CUSIP number G2703G 111.

Nasdaq has determined that for the last 10 consecutive business days, from September 29, 2026, to October 12, 2026, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and Nasdaq has stated that the matter is now closed.

On October 14, 2026, the Company issued a press release entitled “Delixy Holdings Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement”. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Delixy Holdings Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delixy Holdings Limited

Date: October 14, 2026	By:	/s/ Xie, Dongjian
	Name:	Xie, Dongjian
	Title:	Executive Chairman, Chief Executive Officer and Executive Director

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